July 12, 2024

Stacie Gorman

Office of Real Estate & Construction

Division of Corporation Finance

Re:	Tirios Propco Series LLC (the “Company”)
Amendment No. 10 to Offering Statement on Form 1-A
Filed June 7, 2024
File No. 024-12277

Ms. Gorman:

Please see below for responses to the Division’s letter dated July 11, 2024, regarding the above captioned matter.

General

1.

It is unclear why certain statements on your website describing the Tirios platform, the Tokens and their functionalities for marketing or other purposes appear inconsistent with your offering statement disclosure and previous representations to the Staff in your response letters.

The Company respectfully acknowledges the Staff's comment and would like to confirm that all statements and disclosures included in the Offering Statement are correct. No changes are made to the Offering Statement.

The Company has made the following changes on the website that could suggest any conflict with the Offering Statement:

-	We have removed the video with the section "Truly a platform for everyone. See why." from the website.

-	We have removed the following blogs:

o	The Role of Smart Contracts in Fractional Ownership of Real Estate Assets
o	Real Estate Tokenization and Liquidity: Unlocking the Potential of Illiquid Assets
o	Tokenizing Real Estate: The Key to Unlocking Affordable Housing for All
o	Learn How Tirios Is Using Blockchain To Help Millennials Overcome Real Estate Investment Barriers
o	Smart contracts are one of the cornerstones for blockchain and web3
o	Tokenization of Real Estate: A Guide
o	The Biggest Role Blockchain Plays in Real Estate
o	How blockchain can create trust in Real Estate
o	Manage Properties with an Asset Tokenization Platform
o	Buying Tokenized Real Estate
o	Digital Real Estate Investing for Beginners
o	Benefits Of Real Estate Tokenization
o	What are NFTs and how do they work?
o	What is NFT real estate?
o	What is Web3 in Simple Terms?
o	What is Metaverse Real Estate?

We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC